HAECO

RECEIVED

2007 JUN 12 A 8:

OFFICE OF INTERNA... CORPORATE FIN...

Our Ref.: CSA/CPA12/24

5th June 2007

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Fi[redacted]
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07024388

SUPPL

Dear Sirs/Madam,

Hong Kong Aircraft Engineering Company Limited ("the Company")
File No. ~~82-1390~~ 82-03846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(i) A copy of the press announcement published today in Hong Kong in The Standard;
(ii) Circular together with Notice of Extraordinary General Meeting; and
(iii) Form of Proxy

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

David Fu
Company Secretary

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by email: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

LW/rl
Encl.
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - 24 SENY\Ltr_2007.doc

dlo 6/12

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

The Standard Tuesday, June 5, 2007

HAECO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of Hong Kong Aircraft Engineering Company Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 29th June 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

Ordinary Resolution

THAT the entering into of the Framework Agreement by the Company (a copy of which agreement has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification), its term, the Transactions and the annual caps set out below be and are hereby approved (terms defined in the circular to shareholders of the Company dated 5th June 2007 having the same meanings when used in this resolution):

	2007	2008	2009	2010	2011
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	4,832	5,315	5,846	6,431	7,075

By order of the Board

David Fu
Company Secretary

Hong Kong, 5th June 2007

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjourned meeting thereof.
3. The vote at the Extraordinary General Meeting will be taken by poll.
4. As at the date of this notice, the Directors of the Company are:
   Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
   Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
   Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.
5. The circular to shareholders is also available on the Company's website: http://www.haeco.com.

SWIRE

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Aircraft Engineering Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Continuing Connected Transactions
Aircraft Maintenance

Independent financial adviser: ING Bank N.V.

HAECO

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on page 10 of this circular. A letter from ING Bank N.V., the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 11 to 22 of this circular.

A notice convening the EGM to be held on Friday, 29th June 2007 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong is set out on page 28 of this circular. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5th June 2007

In this circular the following expressions have the following meanings unless the context requires otherwise:

AHK	AHK Air Hong Kong Limited, a non-wholly owned subsidiary of Cathay Pacific, the principal activity of which is the operation of cargo airline services.
BM Services	Comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.
CAO Services	Component and avionics overhaul services to a range of aircraft components such as mechanical, hydraulic and avionics equipment.
Cathay Pacific	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the operation of scheduled airline services. It owns 27.45% of the issued share capital of HAECO.
Cathay Pacific Group	Cathay Pacific and its subsidiaries, including AHK and Dragonair.
Directors	The directors of the Company.
Dragonair	Hong Kong Dragon Airlines Limited, a wholly owned subsidiary of Cathay Pacific, the principal activity of which is the operation of scheduled airline services.
EGM	Extraordinary General Meeting of the Company.
Engineering Services	Services in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between Cathay Pacific Group and HAECO Group.
Framework Agreement	The framework agreement dated 21st May 2007 between Cathay Pacific and HAECO for provision of the Services by HAECO Group to Cathay Pacific Group under the Relevant Agreements and any further agreements between Cathay Pacific Group and HAECO Group.
HAECO or the Company	Hong Kong Aircraft Engineering Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
HAECO Group or the Group	HAECO and its subsidiaries, including TAECO and Taikoo Landing Gear.
HKIA	Hong Kong International Airport.

Independent Board Committee	An independent committee of the Board of Directors comprising R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong, all of whom are independent non-executive Directors.
Independent Financial Adviser	ING Bank N.V.
Independent Shareholders	Shareholders of HAECO apart from Cathay Pacific and Swire and their associates.
Latest Practicable Date	30th May 2007, being the last practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange.
LM Services	Line maintenance services covering transit and overnight servicing as well as progressive maintenance checks up to "A" checks including defect rectification. Also includes non-technical services such as aircraft towing, water/toilet servicing, exterior aircraft washing/waxing and cabin cleaning and ground equipment support.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
PRC	The People's Republic of China.
Relevant Agreement(s)	Any one or all of the following agreements: (1) Total Care Package Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007; (2) Line Maintenance Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007; (3) HAECO Service Agreement dated 10th November 2005 between Cathay Pacific and HAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005; (4) TAECO Service Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005; (5) TAECO Line Maintenance Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay

Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005; and/or

(6) any further agreements entered into between Cathay Pacific Group and HAECO Group in respect of maintenance of aircraft, parts or components from time to time.

Services The maintenance services in respect of aircraft, parts and/or components provided under the Framework Agreement and/or the Relevant Agreements.

SFO Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Shareholders The shareholders of the Company.

Stock Exchange The Stock Exchange of Hong Kong Limited.

Swire Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.

TAECO Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the PRC, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.

Taikoo Landing Gear Taikoo (Xiamen) Landing Gear Services Co., Ltd., a non-wholly owned subsidiary of HAECO incorporated in the PRC, whose principal activity is the provision of repair, overhaul and support services of landing gears of civil aircraft.

Transactions The provision of the Services by HAECO Group to Cathay Pacific Group pursuant to the Framework Agreement and the Relevant Agreements.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)

Executive Directors
C.D. Pratt (Chairman)
P.K. Chan
J.C.G. Bremridge
M. Hayman
M.M.S. Low
M.J.A. Sathianathan

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Non- Executive Directors
M. Cubbon
C.P. Gibbs
D.C.Y. Ho
P.A. Johansen
A.N. Tyler
The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong)

Independent Non-Executive Directors
R.E. Adams
J.S. Dickson Leach
A.K.Y. Lam
L.K.K. Leong
D.C.L. Tong

To the Shareholders

5th June 2007

Dear Sir or Madam,

Continuing Connected Transactions
Aircraft Maintenance

INTRODUCTION

Reference is made to the Company's announcement dated 21st May 2007 regarding the Transactions relating to the Framework Agreement between HAECO and Cathay Pacific dated 21st May 2007, pursuant to which HAECO Group provides the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft for a term of 10 years ending on 31st December 2016.

The purposes of this circular are:

(a) to provide you with further information relating to the Framework Agreement and the Transactions and other information required by the Listing Rules;

(b) to set out the letter of advice from ING Bank N.V. to the Independent Board Committee and the Independent Shareholders and the recommendation and opinion of the Independent Board Committee as advised by ING Bank N.V.; and

(c) to give you notice of the EGM to consider and, if thought fit, to approve the Framework Agreement, its term and the Transactions (including the annual caps).

Framework Agreement dated 21st May 2007

Parties: (1) HAECO
(2) Cathay Pacific

Pursuant to the Framework Agreement, HAECO Group provides the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft.

The Framework Agreement is for a term of 10 years ending on 31st December 2016. A duration of 10 years for the Framework Agreement is required in order for HAECO Group to maintain necessary facilities, components and spare parts for providing the Services to Cathay Pacific Group cost-effectively. Since the term of Framework Agreement is for 10 years, ING Bank N.V. has been appointed as Independent Financial Adviser to comment on the duration of the Framework Agreement and their comments are set out in the letter from the Independent Financial Adviser contained in this circular. The Framework Agreement incorporates the Relevant Agreements between Cathay Pacific Group and HAECO Group and provides for a framework under which a Relevant Agreement is entered, renewed or extended. In particular, the Framework Agreement also provides for the entry, renewal or extension of a Relevant Agreement between Cathay Pacific Group and HAECO Group for a term or successive terms expiring on or before 31st December 2016.

The terms of the Framework Agreement are consistent with normal business practices. A party may terminate the Framework Agreement with immediate effect by notice to the other party in the event of material default by that other party. In the event of termination of the Framework Agreement, all the rights and obligations of the parties under the Framework Agreement shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected.

The terms of the Framework Agreement, including the charges for the Services determined by reference to the respective types of aircraft, parts and components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by Cathay Pacific Group to HAECO Group within 30 days upon receipt of the invoice.

The Services

The Services are provided under the following Relevant Agreements:

(1) Total Care Package Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;

(2) Line Maintenance Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th

February 2006 and 14th February 2007;

(3) HAECO Service Agreement dated 10th November 2005 between Cathay Pacific and HAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005;

(4) TAECO Service Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005;

(5) TAECO Line Maintenance Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005; and/or

(6) any further agreements entered into between Cathay Pacific Group and HAECO Group in respect of maintenance of aircraft, parts or components from time to time.

The Services include, but are not limited to, the following:

(1) the provision by HAECO to AHK of a total care package for AHK's fleet, including acquisition of an inventory of rotable and repairable spares for leasing to AHK and providing management, logistic support and maintenance to this inventory;

(2) the provision by HAECO of line maintenance services for AHK's fleet at HKIA, including routine maintenance check, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support;

(3) the provision by HAECO to Cathay Pacific Group of: LM Services for aircraft visiting HKIA; BM Services at HKIA; comprehensive stores and logistics support services comprising receiving / inspection, warehousing, distribution, import / export services; material supply; CAO Services; and Engineering Services; and/or

(4) the provision by TAECO to Cathay Pacific Group of: store facilities, material supply, BM Services at Xiamen, Engineering Services, LM Services for aircraft visiting Xiamen and such other airports as Cathay Pacific Group and TAECO shall from time to time agree.

The annual caps

The annual caps for the Transactions have been determined by reference to the actual amounts of the Services in the four years ended 31st December 2006 set out below, the forecast payments for the Services to be provided by HAECO Group to Cathay Pacific Group in the 10 years ending 31st December 2016 and the projections of Cathay Pacific Group in respect of the fleet size, annual aircraft utilisation and other operating parameters, taking into account that 36 aircraft are under firm orders for delivery from 2007 to 2010. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled and possible unscheduled maintenance of the aircraft of Cathay

Pacific Group. The Directors estimate that the amounts payable for the Services in respect of aircraft maintenance for the 10 years ending 31st December 2016 will not exceed the annual caps set out below, which consolidates and replaces the annual caps previously set for the Transactions.

(HK$ million)	2003 Actual	2004 Actual	2005 Actual	2006 Actual	
Services	1,227	1,345	1,476	1,627	

(HK$ million)	2007 Cap	2008 Cap	2009 Cap	2010 Cap	2011 Cap
Services	3,000	3,300	3,630	3,993	4,393

(HK$ million)	2012 Cap	2013 Cap	2014 Cap	2015 Cap	2016 Cap
Services	4,832	5,315	5,846	6,431	7,075

Reasons for, and benefits of, the Transactions

The Transactions form part of the normal commercial activities of HAECO Group in the ordinary course of their businesses and it is expected that they will make substantial contribution to HAECO Group's revenue and profitability. In 2006, sales to Cathay Pacific accounted for 41% of the turnover of HAECO Group.

Connection between the parties

Cathay Pacific holds 27.45% of the issued share capital of HAECO and is therefore its substantial shareholder and a connected person of HAECO under the Listing Rules.

Compliance with the Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Independent Board Committee has been constituted to advise the Independent Shareholders in respect of the resolution to approve the Framework Agreement, its term and the Transactions (including the annual caps). ING Bank N.V. has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

The Company will convene an EGM to consider and, if thought fit, to approve the Framework Agreement, its term and the Transactions (including the annual caps). Voting will be by poll and Cathay Pacific and its substantial shareholder Swire will abstain from voting.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2016 or if the

annual caps are exceeded or when there is a material change to the terms of the Framework Agreement.

EGM

There is set out on page 28 a notice convening the EGM to be held on Friday, 29th June 2007 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, at which a resolution will be proposed to the Independent Shareholders to approve the Framework Agreement, its term and the Transactions (including the annual caps). The vote of the Independent Shareholders at the EGM will be taken by poll.

As at the Latest Practicable Date, Cathay Pacific held a 27.45% shareholding in HAECO and Swire held a 39.92% shareholding in Cathay Pacific and a 32.80% shareholding in HAECO. In accordance with the Listing Rules, Cathay Pacific and Swire and their associates will abstain from voting on the resolution to approve the Framework Agreement, its term and the Transactions (including annual caps) at the EGM.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

Recommendation

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 10 of this circular which contains its recommendation to the Independent Shareholders concerning the Transactions; and (ii) the letter from ING Bank N.V. set out on pages 11 to 22 of this circular which contains their advice to the Independent Board Committee and the Independent Shareholders and the principal factors and reasons considered by them in formulating their advice.

Additional information

Your attention is also drawn to the information set out in the appendix to this circular and the notice of the EGM set out in this circular.

By order of the Board
Hong Kong Aircraft Engineering Company Limited
Christopher Pratt
Chairman

5th June 2007

To the Independent Shareholders

Dear Sir or Madam,

Continuing Connected Transactions
Aircraft Maintenance

We refer to the circular dated 5th June 2007 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Framework Agreement, its term and the Transactions (including the annual caps) and to advise the Independent Shareholders whether, in our opinion, such terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole. ING Bank N.V. has been appointed to advise the Independent Board Committee and the Independent Shareholders.

We wish to draw your attention to the letter from the Board set out on pages 5 to 9 of the Circular which contains, inter alia, information on the Framework Agreement, its term and the Transactions (including the annual caps), and the letter of advice from ING Bank N.V. set out on pages 11 to 22 of the Circular.

Having taken into account the advice of ING Bank N.V., we consider that the terms of the Framework Agreement, its term and the Transactions (including the annual caps) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
The Independent Board Committee
R.E. Adams
J.S. Dickson Leach
A.K.Y. Lam
L.K.K. Leong
D.C.L. Tong
Independent Non-Executive Directors

The following is the text of a letter received from ING Bank N.V. setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transactions for inclusion in this Circular.

ING
WHOLESALE BANKING

39/F One International Finance Centre
1 Harbour View Street, Central
Hong Kong

5th June 2007

The Independent Board Committee and the Independent Shareholders of
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Dear Sirs,

Continuing Connected Transactions
Aircraft Maintenance

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Agreement and the annual caps set out in Section 3 of this letter ("Annual Caps"), details of which are set out in the circular dated 5th June 2007 (the "**Circular**"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

The Directors announced on 21st May 2007 that HAECO and Cathay Pacific have entered into the Framework Agreement on 21st May 2007 for HAECO Group to provide the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft for a term of 10 years ending on 31st December 2016.

Cathay Pacific holds 27.45% of the issued share capital of HAECO and is therefore its substantial shareholder and a connected person of HAECO under the Listing Rules. As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual caps of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

ING Bank N.V. is independent from and not connected with HAECO or any of its substantial shareholders, directors or chief executive, or any of their respective associates, and is accordingly qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by HAECO in relation to the Framework Agreement, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Framework Agreement as contemplated. We do not, by this letter, warrant the merits of the Framework Agreement, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the Framework Agreement, its term and the transactions under the Existing Agreements and the Annual Caps are fair and reasonable, and that the entering into of the Framework Agreement is in the ordinary and usual course of business, on normal commercial terms, and in the interests of HAECO and the Shareholders as a whole.

In formulating our recommendation, we have relied on the statements, information and representations provided by the management of HAECO. We have assumed that all such statements, information and representations contained or referred to in the Circular provided by the management of HAECO and for which the Directors have collectively and individually accepted full responsibility, are true, accurate, and complete in all material respects at the time they were made and continue to be so at the date hereof.

We have also relied on our discussions with the Directors and members of the management of HAECO regarding the statements, information and representations contained in the Circular. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular. The Directors have further confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading in any material respects.

We consider that we have reviewed sufficient information to reach an informed view and to justify relying on the accuracy of the information contained in the Circular to provide a reasonable basis for our advice. We are not aware of, and have no reason to suspect that, any facts or circumstances which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by HAECO, or conducted any in-depth investigation into the business and affairs of the Group and their respective associates.

PRINCIPAL FACTORS CONSIDERED

In formulating our opinion regarding the Framework Agreement, its term and the transactions under the Existing Agreements and the Annual Caps, we have taken into account the following principal factors:

1. Historical relationship between HAECO Group and Cathay Pacific Group

HAECO Group is one of the world's leading aeronautical engineering groups which is engaged in the maintenance, modification, repair and overhaul of commercial aircraft and

their components. HAECO is principally based at the HKIA, where it provides maintenance services to the majority of airlines operating at HKIA. HAECO's Hong Kong operations comprise heavy maintenance at hangars and line maintenance at the passenger and cargo terminals at HKIA as well as component overhaul at Tseung Kwan O and inventory technical management services. TAECO, which is held 56.6% by HAECO, is located in Xiamen and principally provides heavy maintenance on Boeing and Airbus aircraft models and offers passenger to freighter aircraft conversion programmes on B747-200/300/400 models using its four double wide-body bay hangars at Xiamen Gaoqi International Airport. Currently, TAECO also provides line maintenance services in Beijing, Shanghai and Xiamen.

The principal activity of Cathay Pacific Group is the operation of scheduled airline services which are principally to and from Hong Kong. Cathay Pacific Group is also engaged in other related services, including airline catering, aircraft handling and engineering. Cathay Pacific Group operates its fleet through Cathay Pacific, Dragonair (which became a wholly owned subsidiary of Cathay Pacific in September 2006), and AHK which is held 60% by Cathay Pacific.

As advised by HAECO, HAECO Group has a long and successful relationship with Cathay Pacific in the aviation industry. Cathay Pacific's fleet has been maintained by HAECO for over 57 years and also by TAECO since 1996. HAECO has provided a total care package for AHK's fleet of Airbus 300-600 freighters and LM Services for AHK's fleet at HKIA since 2004. HAECO Group currently provides the Services to AHK and Cathay Pacific under the following five agreements (the "Existing Agreements"):

(1) the Total Care Package Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;

(2) the Line Maintenance Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;

(3) the HAECO Service Agreement dated 10th November 2005 between Cathay Pacific and HAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to their respective shareholders dated 22nd November 2005;

(4) the TAECO Service Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to their respective shareholders dated 22nd November 2005; and

(5) the TAECO Line Maintenance Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005.

The Existing Agreements between HAECO and AHK in respect of the Total Care Package Contract (number 1 above) and the Line Maintenance Contract (number 2 above) will

expire in September 2012 and 2009 respectively, whilst the Existing Agreements of HAECO and TAECO with Cathay Pacific will expire in December 2007.

A significant portion of the turnover of HAECO Group is generated from Cathay Pacific Group. Sales to Cathay Pacific accounted for 46% and 36.7% of the turnover of HAECO Group in 2004 and 2005 respectively. Sales to Cathay Pacific and Dragonair accounted for 41.0% of the turnover of HAECO Group in 2006.

2. The Framework Agreement

2.1 Terms and Services

HAECO has entered into the Framework Agreement with Cathay Pacific for HAECO Group to provide the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft for a term of 10 years ending on 31st December 2016. Pursuant to the Framework Agreement, if any member of HAECO Group agrees to provide any Services to any member of Cathay Pacific Group, that member of HAECO Group and that member of Cathay Pacific Group shall enter into a Relevant Agreement on the following terms:

(A) any party to any Relevant Agreement may terminate that Relevant Agreement with immediate effect by notice to the other party to that Relevant Agreement in the event of any material default by that other party. In the event of termination of any Relevant Agreement, all the rights and obligations of the parties under that Relevant Agreement shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected;

(B) charges for the Services shall be determined by reference to the respective types of aircraft, parts and components and the technical standards required; and

(C) any amount payable by any member of Cathay Pacific Group to any member of HAECO Group under any Relevant Agreement shall be paid by that member of Cathay Pacific Group to that member of HAECO Group in cash within 30 days upon receipt by that member of Cathay Pacific Group of the invoice from that member of HAECO Group.

Each of the Existing Agreements is deemed to be a Relevant Agreement and any further agreements entered into between Cathay Pacific Group and HAECO Group in respect of maintenance of aircraft, parts or components from time to time will also be a Relevant Agreement. The Framework Agreement provides for a framework under which a Relevant Agreement is entered into, renewed or extended. In particular, the Framework Agreement also provides for the entry, renewal or extension of a Relevant Agreement between Cathay Pacific Group and HAECO Group for a term or successive terms expiring on or before 31st December 2016.

We note from the Directors that the Services include, but are not limited to, the following:

(1) the provision by HAECO to AHK of a total care package for AHK's fleet, including acquisition of an inventory of rotable and repairable spares for leasing to AHK and providing management, logistics support and maintenance to this inventory;

(2) the provision by HAECO of line maintenance services for AHK's fleet at HKIA, including routine maintenance checks, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support;

(3) the provision by HAECO to Cathay Pacific Group of LM Services for aircraft visiting HKIA; BM Services at HKIA; comprehensive stores and logistics support services comprising receiving / inspection, warehousing, distribution, import / export services; material supplies; CAO Services; and Engineering Services; and/or

(4) the provision by TAECO to Cathay Pacific Group of store facilities, material supplies, BM Services at Xiamen, Engineering Services, LM Services for aircraft visiting Xiamen and such other airports as Cathay Pacific Group and TAECO shall from time to time agree.

In general, total care package is the provision of access and availability to a range of components to the customer's fleet to support its operations. Line maintenance services refer to the related maintenance services performed during normal transit, routine turnaround or scheduled layover periods, which are necessary to ensure the airworthiness and safety of an aircraft for the next flight. Base maintenance services refer to heavy maintenance services such as major structural and avionics modifications, cabin refurbishment and painting services which require the use of hangars.

2.2 The term of Framework Agreement

We note that the Framework Agreement is for a term of 10 years which exceeds the three year term as set out in the Listing Rules. Pursuant to Rule 14A.35 of the Listing Rules, the period of agreement for non-exempt continuing connected transactions, except in special circumstances, must not exceed 3 years. As mentioned above, the Framework Agreement provides for the entering into, renewal or extension of a Relevant Agreement between members of Cathay Pacific Group and HAECO Group for a term or successive terms expiring on or before 31st December 2016.

We have identified three other similar aircraft maintenance or component agreements provided by other aircraft maintenance companies in the past three years, which in our opinion, are comparable on the basis that:

(a) the services provided involving provision of line, light and base maintenance, maintenance operations control, engineering and technical services, component support, engine maintenance and logistic management are similar to the Services under the Framework Agreement; and

(b) the comparable companies are of international reputation and expertise in the aeronautical engineering industry.

We note the agreements between (i) SR Technics and Sama Airline in connection with integrated technical airline solutions; (ii) KLM Engineering & Maintenance and Jade Cargo International in connection with overall aircraft maintenance support; and (iii) SIA Engineering Company and Tiger Airways in connection with maintenance, repair and overhaul services all have a term of between 5 and 10 years.

We have discussed with the Directors and understand that HAECO does not have similar long term contracts with any third parties although many of these are airlines based outside of Hong Kong. Given that (i) HAECO Group can secure a long term contract with a reputable customer to whom it has been providing Services for more than 57 years; (ii) sales to Cathay Pacific Group accounts for a significant portion of HAECO Group's sales; (iii) both HAECO and Cathay Pacific consider that a Framework Agreement with a duration of 10 years would be required for HAECO Group to operate in a cost effective manner in terms of maintaining necessary facilities, components and spare parts; and (iv) the term of the Framework Agreement is within the range of contract durations of other similar maintenance contracts in the industry, we confirm that it is normal business practice for the Framework Agreement to have a term of 10 years.

2.3 Pricing basis

The Framework Agreement provides that charges for the Services are determined by reference to the respective types of aircraft, parts and components and technical standards required.

The following sets out the basis for pricing the Services under the Existing Agreements:

Type of Services	Pricing Basis
BM Services	time and materials
CAO Services	time and materials or fixed prices
Engineering Services	time
LM Services	fixed price per aircraft movement / fixed prices for routine packages / time and materials for other work
Material supply	materials
Stores and logistics support	monthly fixed prices
Store facilities	monthly fixed prices
Total care package	fixed monthly fee/ repair charge per flying hour

As advised by the Directors, the pricing basis of the Services is in line with industry standards. The Directors also confirm that the charges for the Services provided by HAECO Group to independent third parties are also determined by reference to the respective types of aircraft, parts and components and the technical standards required. Details of the pricing bases are set out as follows:

- Time

  Charges are determined by the number of skilled and unskilled manhours booked by HAECO Group. Charges vary depending on the type of work and location.

- Materials

  Charges are determined by adding a percentage mark-up to the costs of materials supplied by HAECO Group.

- Unit or monthly fixed prices

  In respect of LM Services, charges are based on the number of movements or routine packages. Charges vary depending on the location. In respect of stores and logistics, monthly fixed prices, which vary depending on location, apply. In respect of CAO Services for component overhaul or repair, charges are based on time and materials or fixed prices per unit overhaul. In respect of total care packages, charges are based on fixed monthly fee and repair charges per flying hours.

We note that the Framework Agreement does not impact the current pricing levels in the Existing Agreements. When the Existing Agreements are extended or new Relevant Agreements are entered into, the pricing levels will be determined by the Directors with reference to the pricing basis as described in the Framework Agreement. We also note that, under Listing Rule 14A.37, the independent non-executive Directors are required to review the Framework Agreement each year and confirm in the annual report, among others, that Transactions pursuant to the Framework Agreement have been entered into either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties demanding similar business volume.

2.4 Payment

The Framework Agreement provides that any amount payable by any member of Cathay Pacific Group to any member of HAECO Group under any Relevant Agreement shall be paid by such member of Cathay Pacific Group to such member of HAECO Group in cash within 30 days upon receipt of invoice.

We note that the payment term is broadly in line with the Existing Agreements. Under the Existing Agreements of HAECO and TAECO with Cathay Pacific, charges payable in respect of Services performed in accordance with LM Services shall be invoiced and paid as follows: (a) the provisional fixed price shall be invoiced in 12 equal instalments; (b) reconciliation of the fixed price shall be invoiced annually and paid within 30 days of

invoices; and (c) exceptional items, additional charges, and ad hoc charges shall be invoiced monthly and paid within 30 days upon receipt of the invoice. Charges in respect of: (a) store and logistics services; (b) material supply; (c) CAO Services; (d) BM Services; and (e) Engineering Services shall be paid within 30 days upon receipt of the invoice. As for the Existing Agreements of HAECO with AHK, charges are payable in one lump sum within 30 days after receipt of a properly detailed invoice from HAECO.

The Framework Agreement provides that in the case of any inconsistency between the terms of a Relevant Agreement and the terms of the Framework Agreement, the former shall prevail.

We understand from the management of the Company that the payment terms offered by HAECO to other customers are typically 30 days or more.

The Directors have confirmed that the terms of the Framework Agreement, including the charges for the Services determined by reference to the respective types of aircraft, parts and components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms. The Directors have also confirmed that the terms of the Framework Agreement and the Existing Agreements are no more favourable to Cathay Pacific Group than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of HAECO for a similar scope and volume of work.

Taking into consideration the above factors, we are of the opinion that the terms of the Framework Agreement are fair and reasonable.

3. Basis of the Annual Caps

3.1 Reasons for the Annual Caps

HAECO is the major aircraft maintenance company operating out of HKIA, able to offer both line and base maintenance services, a comprehensive package covering transit and technical services with full hangar support at HKIA. We note that HAECO is serving the majority of airline operators at HKIA.

As set out in the letter from the Board, the actual payments for the Services for the four years ended 31st December 2006, and the Annual Caps set out below for each of the ten years ending 31st December 2016, which consolidate and replace the annual caps previously set for the Transactions, are set out in Table (1).

3.2 Basis of the Annual Caps

In determining whether the Annual Caps proposed by the Company are fair and reasonable and are in the interests of the Company and the Shareholders as a whole, we have reviewed and discussed with the Directors the basis for setting the respective Annual Caps.

We have discussed with the Directors and note that the proposed Annual Caps are determined based on (i) the actual historical annual amounts of the Services in the four years ended 31st December 2006; (ii) the internal projections of Cathay Pacific Group in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 36 aircraft are under firm orders for delivery from 2007 to 2010; (iii) a reasonable provision in the Annual Caps; and (iv) increased capacity in HAECO Group.

Table (1): Historical annual amounts of the Services from 2003 to 2006 and Projected Annual Caps from 2007 to 2016

Year (Actual / Forecast)	Amount (HK$ million)	% increase
2003A	1,227	9.6%
2004A	1,345	9.7%
2005A	1,476	10.2%
2006A	1,627	84.4%
2007F	3,000	10.0%
2008F	3,300	10.0%
2009F	3,630	10.0%
2010F	3,993	10.0%
2011F	4,393	10.0%
2012F	4,832	10.0%
2013F	5,315	10.0%
2014F	5,846	10.0%
2015F	6,431	10.0%
2016F	7,075	10.0%

3.2.1 Cathay Pacific Group's existing business

Cathay Pacific is a major airline offering both cargo and passenger services to various destinations around the world. In accordance with Cathay Pacific's 2006 annual report, passenger capacity increased by 10.9% in 2006 as compared to 2005. In addition, Cathay Pacific Group's cargo revenue also increased by 10.9% in 2006 as compared to 2005 as a result of the continued growth in demand from Europe, Japan and the United States for goods manufactured in Mainland China exported via Hong Kong. In 2006, the fleets of Cathay Pacific, Dragonair and AHK continued to grow with additions of 6, 4 and 2 aircraft respectively. In June 2006, Cathay Pacific placed orders for 2 Boeing 777-300ER aircraft and 6 Boeing 747-400ERF freighters.

Cathay Pacific has also operated more frequent services to Adelaide, Bahrain, Dubai, Rome, etc. and new codeshare services with other airline operators to various destinations around the world, which has increased aircraft utilisation and further strengthened Hong Kong as a global aviation hub.

3.2.2 Analysis of the projected Annual Caps of the Services

We note that there is an 84.4% increase in the Annual Cap of the Services for 2007 as compared to the actual amount for 2006. We have discussed with the Directors and note that such increase was mainly attributable to potential increase in business volume from Cathay Pacific Group and its growing fleet.

As advised by the Directors, Cathay Pacific Group and HAECO Group continue to discuss potential business co-operations which could further increase volumes relative to current levels.

We have discussed with the Directors and note that Cathay Pacific's fleet has increased to 102 aircraft as at 31st December 2006 (31st December 2005: 96 aircraft). We note that Cathay Pacific has ordered 32 aircraft and amongst the aircraft under firm order, 10 aircraft are to be delivered in 2007, 11 aircraft in 2008 and 11 aircraft in 2009 and beyond. We understand from the Directors that certain delivered aircraft are required to be reconfigured and all aircraft are subject to inspection by Cathay Pacific prior to entering into service. As such, the Directors estimated that Cathay Pacific would have 112 aircraft (including the aircraft scheduled to be delivered and leased during 2007) in operation by the end of 2007. The Directors expect that Cathay Pacific's fleet would increase to 120 aircraft by the end of 2008 (given that three A340-600 aircraft will be returned in 2008 when their leases expire), representing an increase of 17.6% from 31st December 2006.

Dragonair became a wholly owned subsidiary of Cathay Pacific in September 2006. It took delivery of 3 Airbus A330-300 aircraft and 1 Boeing 747-400BCF freighter in 2006 and expanded its fleet size to 37 aircraft as at the end of 2006. In 2007, Dragonair is expected to take delivery of 3 additional aircraft.

AHK took delivery of 2 Airbus A300-600F freighters in 2006 and expanded its fleet size to 8 freighters as at the end of 2006.

3.2.3 Reasonable provision in Annual Caps

Given that the annual amounts of the Services increased by approximately 10% per annum in 2003 to 2006, we consider a 10% annual increase in the Annual Caps post the 2007 adjustment until 2016 to provide for possible changes in the level of Services associated with the growth and scheduled and unscheduled maintenance for Cathay Pacific Group's aircraft reasonable.

The Company will re-comply with the relevant Listing Rules if the Annual Caps are exceeded.

3.2.4 Capacity of HAECO Group

We note from HAECO's 2006 annual report that, as a result of the growth of air traffic in Hong Kong and hence the demand for aircraft maintenance work, HAECO commissioned its second hangar at HKIA in December 2006. HAECO has entered into an agreement with the Hong Kong Airport Authority to lease additional land at HKIA and to extend its franchise to 2036. This will allow HAECO to build an additional hangar which is planned to start operation in the first half of 2009 and provide additional space for a further hangar at a later date.

TAECO is building a fifth double wide-body bay hangar which is planned to open in mid 2007 and a sixth hangar which is planned to open in the first quarter of 2009 to provide for the strong demand in China and overseas.

We would also observe that a higher cap is generally in the interests of HAECO and its shareholders as it allows for either a greater volume of business with Cathay Pacific Group or higher pricing, both of which are in the interests of the Company and its shareholders.

4. Financial and share performance of HAECO

For the last four years, turnover and profit attributable to HAECO's shareholders registered compound annual growth rates of 24.5% and 34.9%, respectively. These in turn have positively impacted the share price of HAECO as shown below. We believe these are partly attributable to HAECO Group's strong and stable business relationship with Cathay Pacific Group. The Framework Agreement will provide for the entry, renewal or extension of the Relevant Agreements to continue this relationship for a term of 10 years.

Table (2): Revenue and Net Profit of HAECO Group

For the year ended 31 December	Revenue (HK$ million)	Profit attributable to Shareholders (HK$ million)
2003	1,992	345
2004	2,134	438
2005	3,121	618
2006	3,844	847

Chart (a): Share Price Performance of HAECO from 1 January 2003 to 29 May 2007


140
120
100
80
60
40
20
0
Price (HK$)
Jan-03
Feb-04
Mar-05
Apr-06
May-07
HAECO

CONCLUSIONS AND RECOMMENDATION

Having analysed and considered the principal factors as set out in our letter above, we would draw your attention to the following key factors, which should be read in conjunction with and interpreted in the full context of the Circular, in arriving at our conclusion:

(i) Cathay Pacific Group's aircraft fleet has been maintained by HAECO Group for more than 57 years. Cathay Pacific Group will remain as a major customer of the Group and continue to make a substantial contribution to the revenue of the Group. Both HAECO and Cathay Pacific consider that a Framework Agreement with duration of 10 years would

be required for HAECO Group to operate in a cost effective manner in terms of maintaining necessary facilities, components and spare parts;

(ii) Charges for the Services under the Framework Agreement are determined by reference to the respective types of aircraft, parts and components and technical standards required and is in line with industry standards as well as those provided by HAECO Group to independent third parties;

(iii) Payment terms of 30 days in cash upon receipt by the relevant member of Cathay Pacific Group of the invoice from the relevant member of HAECO Group is broadly in line with the Existing Agreements;

(iv) the Directors' confirmation that the terms of the Framework Agreement, including the charges for the Services determined by reference to the respective types of aircraft, parts and components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms. The Framework Agreement, its term, the transactions under the Existing Agreements and the Annual Caps are entered into on terms no more favourable to Cathay Pacific Group than those the Company would offer to independent third parties demanding similar business volume;

(v) the Annual Caps have been determined by reference to the actual and forecast payments and the projections provided by Cathay Pacific Group in respect of its fleet size, annual aircraft utilisation and other operating parameters, a reasonable provision and increased capacity in HAECO Group; and

(vi) the independent non-executive Directors are required to review the Framework Agreement each year and confirm that Transactions pursuant to the Framework Agreement have been entered into either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties.

Based on the above, we are of the opinion that the Framework Agreement, its term and the transactions under the Existing Agreements and the Annual Caps are fair and reasonable and that the entering into of the Framework Agreement is in the ordinary and usual course of business, on normal commercial terms and in the interests of HAECO and the Shareholders as a whole so far as HAECO and the Independent Shareholders are concerned. Accordingly, we would advise the Independent Shareholders, as well as recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
For and on behalf of
ING Bank N.V.
Malcolm E.O. Brown
Managing Director

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2006, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of HAECO

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
The Hon. Sir Michael Kadoorie (Alternate Director)	Trust (Note 1)	Long position	3,782,886	2.27%
J.S. Dickson Leach	Personal	Long position	124,800	0.08%
D.C.L. Tong	Personal	Long position	20,000	0.01%

Interests in shares of TAECO

Name of Director	Capacity	Long or short position	Percentage of issued capital
P.K. Chan	Controlled corporation (Note 2)	Long position	2.00%

Note:

(1) The Hon. Sir Michael Kadoorie is one of the beneficiaries and the founder of a discretionary trust which ultimately holds these shares.

(2) The shares are held by Kin Kuen Development Company Limited in which P.K. Chan holds a 30% interest.

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of HAECO

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Cathay Pacific Airways Limited	45,649,686	Long position	27.45%
Swire Pacific Limited (Note 1)	100,200,303	Long position	60.24%
John Swire & Sons Limited (Note 2)	100,200,303	Long position	60.24%
Marathon Asset Management Limited	9,742,130	Long position	5.86%

Note: As at the Latest Practicable Date,

(1) Swire Pacific Limited was interested in 54,550,617 shares of the Company as beneficial owner and was also deemed to be interested in the 45,649,686 shares of the Company directly held by Cathay Pacific Airways Limited by virtue of Swire Pacific Limited's approximately 39.92% interest in Cathay Pacific Airways Limited;

(2) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in the 100,200,303 shares of the Company, in which Swire Pacific Limited was interested, by virtue of the John Swire & Sons Limited group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 34.16% of the issued share capital and approximately 54.73% of the voting rights.

(c) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
South China Aero Technology Limited	China National Aero Technology Import and Export Corporation	200,000 ordinary shares	40%
Taikoo (Xiamen) Aircraft Engineering Company Limited	Xiamen Aviation Industry Company	10% of registered capital	10%

(d) Other interests of Directors

J.C.G. Bremridge, M. Cubbon, D.C.Y. Ho, P.A. Johansen, M.M.S. Low, C.D. Pratt and A.N. Tyler are directors and/or employees of the John Swire & Sons Limited group ("Swire Group"). M. Cubbon, D.C.Y. Ho, P.A. Johansen and C.D. Pratt are directors of Swire. M. Cubbon, D.C.Y. Ho, C.D. Pratt and A.N. Tyler are directors of Cathay Pacific, and C.P. Gibbs is also an employee of Cathay Pacific. John Swire & Sons Limited, Swire and Cathay Pacific are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either

party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and employees of the Swire Group, J.C.G. Bremridge, M. Cubbon, D.C.Y. Ho, P.A. Johansen, M.M.S. Low, C.D. Pratt and A.N. Tyler are interested in the JSS Agreement, and in the case of P.A. Johansen also as a shareholder.

(e) Interests in assets

As at the Latest Practicable Date, none of the Directors and the expert whose name is referred to in the paragraph headed "Consent and Expert" in this appendix has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2006, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(f) Service contracts

No Director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONSENT AND EXPERT

ING Bank N.V. has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter as set out in this Circular and references to its name in the form and context in which they respectively appear in this Circular.

QUALIFICATION OF EXPERT

The following is the qualification of the expert which has given its opinion or advice which is contained in this Circular:

Name	ING Bank N.V.
Qualification	A registered institution under the SFO, registered for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities.

ING Bank N.V. has confirmed to the Company that as at the Latest Practicable Date, ING Bank N.V. did not have any shareholding interest, directly or indirectly, in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate any person to subscribe for securities in any members of the Group.

DOCUMENT AVAILABLE FOR INSPECTION

Copies of the Framework Agreement and the Relevant Agreements are available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 29th June 2007.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of Hong Kong Aircraft Engineering Company Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 29th June 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT the entering into of the Framework Agreement by the Company (a copy of which agreement has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification), its term, the Transactions and the annual caps set out below be and are hereby approved (terms defined in the circular to shareholders of the Company dated 5th June 2007 having the same meanings when used in this resolution):

	2007	2008	2009	2010	2011
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	4,832	5,315	5,846	6,431	7,075

By order of the Board
David Fu
Company Secretary

Hong Kong, 5th June 2007

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjourned meeting thereof.

3. The vote at the Extraordinary General Meeting will be taken by poll.

附註：

1. 有權出席上述通告所召開的會議及在會上投票的任何股東，可委任一位或以上的代表出席，並於投票表決時代其投票。代表毋須爲公司股東。

2. 委任代表表格必須在本會議或任何續會召開時間不少於四十八小時前送達公司的股份登記處香港中央證券登記有限公司，地址爲香港皇后大道東一八三號合和中心十八樓。

3. 特別股東大會將以投票方式表決。

香港飛機工程有限公司

(於香港註冊成立的有限公司)

(股票代號：44)

會議通告

茲通告香港飛機工程有限公司訂於二零零七年六月二十九日上午十一時正於香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行特別股東大會，以考慮並酌情通過或經修訂後通過下列決議案爲普通決議案：

普通決議案

動議：

批准公司訂立框架協議（協議副本已提呈大會，並由會議主席簽署以資識別）、協議年期、交易及下列的年度上限（公司於二零零七年六月五日發出的股東通函內的詞語釋義與本決議案所載者相同）：

	2007	2008	2009	2010	2011
(港幣百萬元)	上限	上限	上限	上限	上限
服務	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(港幣百萬元)	上限	上限	上限	上限	上限
服務	4,832	5,315	5,846	6,431	7,075

承董事局命
公司秘書
傅溢鴻

香港，二零零七年六月五日

(i) 大會主席；或

(ii) 至少三名親身或委任代表出席大會並有權在會上投票的股東；或

(iii) 一名或多名親身或委任代表出席的股東，其所持權益佔有所有有權出席大會並於會上投票的股東投票權的十分之一；或

(iv) 持有有權出席大會並於會上投票的股份（該等股份已繳足股款不少於賦予該權利的所有股份已繳足股款總額十分之一）的任何一名或多名親身或委任代表出席的股東。

(f) 服務合約

董事概無與公司訂有不可由公司免付賠償金（法定的賠償金除外）而於一年內終止的服務合約。

同意書及專業人士

ING Bank N.V.已就此通函的刊發發出同意書，同意以此通函所示的形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

專業人士的資格

以下爲於此通函內提供意見或建議的專業人士的資格：

名稱	ING Bank N.V.
資格	證券及期貨條例下的註冊機構，可進行第 1 類（證券交易）、第 4 類（就證券提供意見）及第 6 類（就機構融資提供意見）受規管活動。

ING Bank N.V.已向公司確認，於最後可行日期，ING Bank N.V.並無於集團任何成員公司直接或間接擁有任何持股權益，亦無權（無論是否可依法執行的權利）認購或提名任何人士認購集團任何成員公司的證券。

備查文件

由現時至二零零七年六月二十九日（包括該日）期間除公眾假期外各工作日的一般辦公時間內，股東可於公司的註冊辦事處（地址爲香港金鐘道八十八號太古廣場二座三十五樓）查閱框架協議及有關協議的副本。

投票程序

根據公司章程，於任何股東大會上，如以舉手方式表決，每名親身出席的股東可投一票，而如以投票方式表決，則每名親身或委任代表出席的股東每持有一股繳足股份可投一票。每項提呈進行投票的決議案將以舉手方式表決，除非在宣佈舉手表決結果或撤回任何其他投票要求之時或之前，正式要求以投票方式表決。公司章程第 72 條規定，在符合公司條例的條文下，以下人士可要求以投票方式表決：

(c) 公司旗下附屬公司的主要股東

就公司董事或行政總裁所知，截至最後可行日期，下述人士持有有權於以下公司旗下附屬公司的股東大會上投票的已發行股本 10% 或以上權益：

附屬公司名稱	股東名稱	所持股份數目及類別	持股量百分率
華南航空技術有限公司	中國航空技術進出口公司	200,000 股普通股	40%
廈門太古飛機工程有限公司	廈門航空工業公司	10% 註冊資本	10%

(d) 其他董事權益

彭勵志、郭鵬、何祖英、容漢新、劉美璇、白紀圖及湯彥麟均爲英國太古集團有限公司集團（「太古集團」）的董事及/或僱員。郭鵬、何祖英、容漢新及白紀圖爲太古的董事。郭鵬、何祖英、白紀圖及湯彥麟爲國泰航空的董事，而簡柏基亦爲國泰航空的僱員。如上文所述，英國太古集團有限公司、太古及國泰航空均爲公司的主要股東。

公司與香港太古集團有限公司（「香港太古集團」）訂有服務協議（「太古協議」），香港太古集團根據該協議提供的服務，包括由香港太古集團提供太古集團董事及高級行政人員所給予的意見及專業知識、太古集團職員提供的全職或兼職服務、其他行政管理及相類服務，以及不時由雙方協定的其他服務。

香港太古集團就該等服務收取年度服務費，按公司扣除稅項及少數股東權益前綜合溢利的 2.5% 計算，並經若干調整。公司亦須按成本價償付太古集團因提供服務所引致的一切開支。

太古協議由二零零五年一月一日開始生效，將於二零零七年十二月三十一日終止。除非協議任何一方於任何一年的十二月三十一日期滿前給予另一方不少於三個月通知終止協議，否則協議將於此後每三年續期一次。

彭勵志、郭鵬、何祖英、容漢新、劉美璇、白紀圖及湯彥麟爲太古集團的董事及僱員，在太古協議中有利益關係，而容漢新亦爲股東。

(e) 資產權益

於最後可行日期，董事及在本附錄內題爲「同意書及專業人士」一段所提及的專業人士，概無並且未曾在集團任何成員公司自二零零六年十二月三十一日（即集團最近一次公佈的經審核賬目的編製結算日期）以來所購買、出售或租賃或建議購買、出售或租賃的任何資產中直接或間接持有任何權益。

於廈門太古飛機工程股份的權益

董事姓名	持有身份	好倉或淡倉	佔已發行股本百分率
陳炳傑	受控法團 (附註 2)	好倉	2.00%

附註：

1. 米高嘉道理爵士是最終持有此等股份的酌情信託的其中一位受益人及創立人。
2. 股份由陳炳傑持有三成權益的建群發展有限公司持有。

(b) 主要股東

除下文所披露者外，就公司董事及行政總裁所知，概無任何人士於最後可行日期在公司的股份及相關股份（包括認股權）中擁有權益或淡倉而須根據證券及期貨條例第 XV 部第 2 及第 3 分部的規定作出披露：

於港機工程股份的權益

名稱	普通股數目	好倉或淡倉	佔已發行股本百分率
國泰航空有限公司	45,649,686	好倉	27.45%
太古股份有限公司	100,200,303	好倉	60.24%
英國太古集團有限公司	100,200,303	好倉	60.24%
Marathon Asset Management Limited	9,742,130	好倉	5.86%

附註：於最後可行日期，

(1) 太古股份有限公司作爲實益擁有人持有公司 54,550,617 股股份權益，亦因太古股份有限公司擁有國泰航空有限公司約 39.92%股權，而被視爲擁有國泰航空有限公司直接擁有的 45,649,686 股公司股份權益；

(2) 由於英國太古集團有限公司集團直接或間接擁有相當於約 34.16%的已發行股本及約 54.73%的投票權的太古股份有限公司股份權益，而太古股份有限公司被視爲擁有 100,200,303 股公司股份，因此英國太古集團有限公司及其全資附屬公司香港太古集團有限公司亦被視爲擁有該等股份權益。

責任聲明

本文件的資料是爲遵照上市規則而刊載，旨在提供有關公司的資料。

各董事願意共同及個別就本文件所載資料的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本文件並無遺漏任何事實，足以令本文件所載任何內容產生誤導。

重大不利轉變

董事確認，於最後可行日期，董事並不知悉集團的財務或營業狀況自二零零六年十二月三十一日（即公司最近一次公佈的經審核賬目的編製結算日期）以來，曾出現任何重大不利轉變。

權益披露

(a) 董事及行政總裁的股份權益

除下文所披露者外，於最後可行日期，公司董事或行政總裁並無在公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有任何(a)根據證券及期貨條例第 XV 部第 7 及第 8 分部須知會公司及聯交所的權益或淡倉（包括根據證券及期貨條例有關條文被視爲或當作持有的權益及淡倉）；或(b)根據證券及期貨條例第 352 條須列入有關條例所述的登記冊的權益或淡倉；或(c)根據標準守則須知會公司及聯交所的權益或淡倉。

<u>於港機工程股份的權益</u>

董事姓名	持有身份	好倉或淡倉	持有公司普通股數目	佔已發行股本百分率
米高嘉道理爵士(代董事)	信託 (附註 1)	好倉	3,782,886	2.27%
李德信	實益擁有人	好倉	124,800	0.08%
唐子樑	實益擁有人	好倉	20,000	0.01%

結論及建議

經分析及考慮上述各項主要因素後，謹請閣下留意以下我們在達致結論時曾考慮的主要因素，以下因素應與通函全文一併理解及詮釋：

(i) 國泰航空集團機隊的維修工作已由港機工程集團負責超過五十七年，國泰航空集團將繼續作爲集團的主要客戶，繼續爲集團的收益帶來重大的貢獻。港機工程及國泰航空均認爲，爲使港機工程集團能以合乎成本效益的方式維護所需的設施、部件及備件，有需要爲框架協議訂下十年的年期；

(ii) 服務收費乃根據各類型飛機、備件、部件及所需的技術準則而釐定，並與行業標準及港機工程集團提供予獨立第三方的服務收費一致；

(iii) 國泰航空集團有關成員收到港機工程集團有關成員的發票後三十天內以現金支付，大致跟現有協議條款一致；

(iv) 董事確認框架協議的條款（包括參照各類型飛機、備件、部件及所需技術標準而釐定的服務費用）乃根據行情市價商議後訂出，其條款乃正常商業條款。框架協議、協議年期、按現有協議進行的交易及年度上限所給予國泰航空集團的條款，並不比公司給予需求類似業務量的獨立第三方的條款優厚；

(v) 年度上限乃參照實際及預計付款，國泰航空集團就其機隊規模、年度飛機使用量及其他營運參數所作的推算，以及合理的緩衝額和港機工程集團的可處理量增長而釐定；

(vi) 獨立非常務董事每年均須審核框架協議，並確認按框架協議進行的交易是按照一般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則該等交易的條款不遜於獨立第三方可取得或提供（視屬何情況而定）的條款。

基於以上因素，我們認爲框架協議、協議年期、按現有協議進行的交易及年度上限屬公平合理，框架協議乃按照一般正常商業運作過程訂立，其條款乃正常商業條款，且對港機工程及獨立股東而言乃符合港機工程及股東的整體利益。因此，我們建議獨立股東，並懇請獨立董事委員會建議獨立股東，對特別股東大會上動議通過的普通決議案投贊成票。

代表
ING Bank N.V.
董事總經理
Malcolm E.O. Brown
謹啓

二零零七年六月五日

建一個機庫，計劃於二零零九年上半年啓用，而餘下的空間可供日後興建另一個機庫之用。

廈門太古飛機工程現正興建第五個可容納兩架廣體飛機的機庫，預期於二零零七年中啓用，第六個機庫計劃於二零零九年首季啓用，以應付中國及海外的強勁需求。

我們亦觀察到較高的年度上限一般對港機工程及其股東爲有利，因其容許與國泰航空集團較大的營業額或較高的定價，兩者皆對港機工程及其股東爲有利。

4.　港機工程的財務及股價表現

在過去四年，港機工程的營業額及股東應佔溢利分別錄得每年複合增長率24.5%及 34.9%，如下圖所示，對港機工程股價有正面影響。我們相信，該等表現部分爲港機工程集團與國泰航空集團的強健及穩定的業務關係所致。框架協議將提供有關協議的訂立、續期或延期，以延續此關係，爲期十年。

表（2）：港機工程集團營業額及股東應佔溢利

截至十二月三十一日年度	營業額（港幣百萬元）	股東應佔溢利（港幣百萬元）
2003	1,992	345
2004	2,134	438
2005	3,121	618
2006	3,844	847

圖（a）：港機工程自二零零三年一月一日至二零零七年五月二十九日的股價表現


股價（港元）
140
120
100
80
60
40
20
0
2003年1月
2004年2月
2005年3月
2006年4月
2007年5月
港機工程

3.2.2 對預計服務年度上限的分析

我們注意到，服務的二零零七年年度上限較二零零六年的實際金額高出84.4%。我們曾與董事進行商討，得悉出現如此升幅的主要成因爲國泰航空集團業務量潛在增長及其機隊擴充。

正如董事表示，國泰航空集團及港機工程集團將繼續商討潛在經營合作，可能使業務量較現在水平進一步提升。

我們曾與董事進行商討，得悉國泰航空的機隊截至二零零六年十二月三十一日已增至 102 架（二零零五年十二月三十一日：96 架）。我們注意到國泰航空落實訂購的三十二架飛機分別於二零零七年交付十架、二零零八年交付十一架和二零零九年及以後交付十一架。我們從董事方面瞭解，若干交付的飛機必須進行改裝，所有飛機須經國泰航空檢查，方可投入服務。故此，董事估計國泰航空於二零零七年年底將有 112 架飛機營運（包括預計於二零零七年交付及租賃的飛機）。董事預計，國泰航空的機隊將於二零零八年年底增至 120 架（鑒於三架空中巴士 A340-600 客機將於二零零八年租賃屆滿時歸還），較二零零六年十二月三十一日時增長17.6%。

港龍航空於二零零六年九月成爲國泰航空的全資附屬公司。港龍航空於二零零六年接收三架空中巴士 A330-300 客機及一架波音 747-400BCF 貨機，至二零零六年年底擴充其機隊至三十七架飛機。港龍航空期望於二零零七年接收另外三架飛機。

華民航空於二零零六年接收兩架空中巴士 A300-600F 貨機，至二零零六年年底擴充其機隊至八架貨機。

3.2.3 年度上限的合理緩衝額

考慮到服務年值自二零零三年至二零零六年每年增長約 10%，我們認爲年度上限自二零零七年調整後至二零一六年每年增長 10%是屬合理，以便靈活應付服務水平因應增長而可能出現的改變，以及國泰航空集團飛機的定期維修及可能需要進行的非定期維修。

公司將在超逾年度上限時，重新遵守有關的上市規則。

3.2.4 港機工程集團的可處理量

我們從港機工程二零零六年年度報告書得悉，由於香港航空交通量增加，使飛機維修工程需求上升，港機工程位於香港機場的第二個機庫已於二零零六年十二月啓用。港機工程與香港機場管理局已訂立協議，於香港機場租用更多土地及將專營權期限延長至二零三六年。因此，港機工程將可增

3.2 年度上限基準

我們在確定公司建議的年度上限是否公平合理及符合公司及股東的整體利益時，已就年度上限與董事檢討及討論設定有關基準的問題。

我們曾與董事進行商討，知悉建議的年度上限是基於以下各項而釐定：(i) 服務在截至二零零六年十二月三十一日止四個年度的過往實際年值；(ii) 在考慮到國泰航空集團已落實訂購三十六架於二零零七年至二零一零年間交付的飛機後，就其機隊規模、年度飛機使用量及其他營運參數作出的內部預測； (iii) 年度上限設有合理的緩衝額；及 (iv) 港機工程集團可處理量的增加。

表（1）： 二零零三年至二零零六年的服務過往年值及
二零零七年至二零一六年的年度上限

年度（實際 / 上限）	金額（港幣百萬元）	增幅（百分率）
2003 實際	1,227	9.6%
2004 實際	1,345	9.7%
2005 實際	1,476	10.2%
2006 實際	1,627	84.4%
2007 上限	3,000	10.0%
2008 上限	3,300	10.0%
2009 上限	3,630	10.0%
2010 上限	3,993	10.0%
2011 上限	4,393	10.0%
2012 上限	4,832	10.0%
2013 上限	5,315	10.0%
2014 上限	5,846	10.0%
2015 上限	6,431	10.0%
2016 上限	7,075	10.0%

3.2.1 國泰航空集團現有業務

國泰航空是一家大型航空公司，提供貨運及客運服務前往世界各地。根據國泰航空二零零六年年度報告書，二零零六年的可載客量較二零零五年增加 10.9%。除可載客量外，國泰航空集團二零零六年的貨運收益亦較二零零五年增加 10.9%，原因是歐洲、日本及美國對經香港出口的中國內地製品的需求持續增加。於二零零六年，國泰航空、港龍航空及華民航空的機隊繼續擴充，分別增加六架、四架及兩架飛機。於二零零六年六月，國泰航空訂購了兩架波音 777-300ER 客機及六架波音 747-400ERF 貨機。

國泰航空亦營運更多班次前往阿德萊德、巴林、杜拜、羅馬等地，並與其他航空公司就全球多個航點作出新的代號共享安排，增加飛機使用量及進一步加強香港作爲環球航運樞紐的地位。

2.4 付款

框架協議規定，國泰航空集團任何成員根據任何有關協議向港機工程集團任何成員應付的任何款項，將於該國泰航空集團成員收到該港機工程集團成員的發票後三十天內，以現金支付予該港機工程集團成員。

我們知悉，此付款條款大致與現有協議一致。按照港機工程及廈門太古飛機工程與國泰航空之間的現有協議，就外勤維修服務支付的費用須按以下方式開出發票及付款：(a) 臨時的固定收費須以十二次等額分期收費方式開出發票及付款；(b) 固定價格的對賬須按年開出發票，並在收到發票後三十天內支付；及 (c) 特殊項目、額外收費及特定收費須按月開出發票，並在收到發票後三十天內支付。下述各項收費須於收到發票後三十天內支付：(a) 倉儲及物流服務；(b) 物料供應；(c) 部件及航電大修服務；(d) 基地維修服務；及 (e) 工程服務。就港機工程與華民航空之間的現有協議，華民航空在收到港機工程適當明細的發票後三十天內支付。

框架協議規定，如一份有關協議的條款與框架協議的條款不一致，以前者爲准。

我們從公司管理層方面得悉，港機工程給予其他客戶的付款條款一般爲三十天或以上。

董事已確認，框架協議的條款（包括參照各類型飛機、備件、部件及所需技術標準而釐定的服務費用）乃根據行情市價商議後訂出，其條款乃正常商業條款。董事並確認，與國泰航空集團簽訂的框架協議及現有協議的條款，並未優厚於公司給予需要類似服務範圍及業務量的非港機工程關連人士（按照上市規則定義）的條款。

考慮到上述各項因素，我們認爲框架協議條款屬公平合理。

3. 年度上限基準

3.1 設定年度上限的原因

港機工程是在香港機場一家主要同時提供外勤及基地維修服務的飛機維修公司，透過全面的機庫支援提供整套綜合服務，包括過境及技術服務。我們知悉，港機工程現時在香港機場爲大部分航空公司提供服務。

誠如董事局函件所述，截至二零零六年十二月三十一日止四個年度的實際服務費用及截至二零一六年十二月三十一日止的十年間的服務費用年度上限列載於表（1），而該等年度上限歸納及取代過往就交易所設定的年度上限。

部件及航電大修服務	時間及物料或固定價格
工程服務	時間
外勤維修服務	按飛機升降次數釐定固定價格 / 整套例行服務收取固定價格 / 其他工程按時間及物料定價
物料供應	物料
倉儲及物流支援服務	按月收取固定價格
倉儲設施	按月收取固定價格
全責維護全套服務	按月收取固定費用 / 按每飛行小時收取修理費

據董事表示，服務定價基準與業內標準一致。董事並確認，港機工程集團向獨立第三方提供服務的收費亦根據各種飛機、備件、部件及所需的技術準則而釐定。有關定價基準的詳情羅列如下：

- 時間

  港機工程集團的收費乃按預約熟練及非熟練技工的工時數目釐定。收費視乎工種及地點而改變。

- 物料

  收費乃按由港機工程集團供應的物料成本另加若干溢價釐定。

- 單位或按月計固定價格

  外勤維修服務的收費乃根據飛機升降次數或整套例行服務而定。收費視乎地點而改變。至於倉儲及物流則按月收取固定價格，但價格視乎地點而改變。對於爲部件進行大修或修理的部件及航電大修服務，其收費是根據時間及物料或按每個單位大修收取固定價格。全責維護全套服務乃按月收取固定費用或按每飛行小時收取修理費。

我們知悉，框架協議並不影響現有協議項下目前的定價水平。當現有協議續期或新的有關協議訂立時，董事將參照按框架協議所述的定價基準而釐定定價水平。我們並知悉，上市規則第 14A.37 條規定獨立非常務董事每年均須審核框架協議，並包括在年度報告中確認按框架協議進行的持續關連交易是按照一般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則該等交易的條款不遜於需求類似業務量的獨立第三方可取得或提供（視屬何情況而定）的條款。

時的適航性和安全而必須進行的。基地維修服務是指主要結構及航電改裝、機艙翻新及塗漆等須使用機庫的大規模維修服務。

2.2 框架協議的協議年期

我們注意到框架協議的年期爲十年，超過上市規則界定的三年期限。按上市規則第 14A.35 條，不獲豁免的持續關連交易的協議年期除特別情况外，不得超過三年。如上所述，框架協議提供國泰航空集團成員及港機工程集團成員之間有關協議的訂立、續期或延期，期限或連續期限於二零一六年十二月三十一日或之前屆滿。

我們已識別出另外三份由其他飛機維修公司於過去三年內訂立的飛機或部件維修協議，而我們基於以下原因認爲可作比較之用：

(a) 提供的服務涵蓋提供外勤、小型及基地維修；維修工序監控；工程及技術服務；部件支援；發動機維修及物流管理，跟按框架協議所提供的服務相若；及

(b) 可作比較的公司在航空工程業界中具備國際信譽和專業技術。

我們注意到以下三份有關維修、修理及大修服務的協議均具有五至十年的年期：(i) 瑞士 SR Technics 公司及阿拉伯 Sama 航空公司之間的綜合技術航空方案協議；(ii) 荷蘭航空工程維修公司及翡翠航空公司之間的全面飛機維修支援協議；及(iii) 新加坡航空工程公司及欣豐虎航空公司的維修、修理及大修服務協議。

我們曾與董事進行商討，知悉港機工程並無與任何第三方訂立類似的長期協議，惟它們衆多乃以香港以外地區爲基地的航空公司。考慮到 (i) 港機工程集團能夠取得與一個信譽良好並已提供服務超過五十七年的客戶的長期合約； (ii) 國泰航空集團佔港機工程集團營業額的重大份額； (iii) 港機工程及國泰航空均認爲，爲使港機工程集團能以合乎成本效益的方式維護所需的設施、部件及備件，有需要爲框架協議訂下十年的年期；及 (iv)框架協議的年期在業內其他同類維修合約的年期範圍以內，因此我們確認框架協議的十年年期合乎業內一般處理方法。

2.3 定價基準

框架協議規定，服務收費乃根據各種飛機、備件、部件及所需的技術準則而釐定。

服務收費按現有協議的定價基準如下：

服務類別	定價基準
基地維修服務	時間及物料

止。根據框架協議，倘若港機工程集團任何成員同意向國泰航空集團任何成員提供任何服務，該港機工程集團成員及該國泰航空集團成員將按以下條款訂立一份有關協議：

(A) 如任何有關協議一方有重大違約的行爲，則該有關協議另一方可在通知該有關協議對方後即時終止該有關協議。一旦任何有關協議終止，該有關協議各方的所有權利及義務將隨即終止，但在終止該有關協議之前所產生的任何權利、責任或補救辦法則不受影響；

(B) 服務費用乃參照各類型飛機、備件及部件及所需技術標準而釐定；及

(C) 國泰航空集團任何成員根據任何有關協議向港機工程集團任何成員應付的任何款項，將於該國泰航空集團成員收到該港機工程集團成員的發票後三十天內，以現金支付予該港機工程集團成員。

每一份現有協議均作爲有關協議，而國泰航空集團及港機工程集團之間就維修飛機、備件及部件不時訂立的任何進一步協議亦爲有關協議。框架協議提供框架予有關協議的訂立、續期或延期。框架協議尤其提供國泰航空集團及港機工程集團之間有關協議的訂立、續期或延期，期限或連續期限於二零一六年十二月三十一日或之前屆滿。

我們從董事方面知悉，服務包括但不限於以下各項：

(1) 港機工程爲華民航空提供華民航空機隊全責維護全套服務，包括設立一個供華民航空租賃之旋轉部件及可修備件庫，以及爲存貨提供管理、後勤支援及維護服務；

(2) 港機工程於香港機場爲華民航空之機隊提供外勤維修服務，包括常規性維修檢查、非常規性維修、處理入境班機出現的技術問題、特別維修支援、停機坪服務、物料供應、工具供應、飛機放行及驗證，以及飛機地面支援；

(3) 港機工程爲國泰航空集團提供的服務：爲飛抵香港機場的飛機提供外勤維修服務；在香港機場提供基地維修服務；綜合倉儲及物流支援服務，包括收貨/檢查、倉儲、分配、進出口服務；物料供應；部件及航電大修服務；及工程服務；及/或

(4) 廈門太古飛機工程爲國泰航空集團提供的服務：倉儲設施、物料供應、在廈門提供基地維修服務、工程服務、爲飛抵廈門及國泰航空集團與廈門太古飛機工程不時協定的其他機場的飛機提供外勤維修服務。

一般而言，全責維護全套服務乃爲向客戶航空公司機隊提供一系列部件的使用權及庫存，以支援其運作。外勤維修服務是指在正常過境、例行周轉或定期停放期間進行的有關維修服務，這些服務是爲確保飛機在下次飛行

據港機工程表示，港機工程集團在航空業中與國泰航空建立了悠久而成功的關係。國泰航空機隊的維修工作由港機工程負責超過五十七年，並自一九九六年開始同時由廈門太古飛機工程負責。自二零零四年起，港機工程爲華民航空提供華民航空的空中巴士 A300-600 貨機機隊全責維護全套服務及於香港機場提供外勤維修服務。港機工程集團目前爲華民航空及國泰航空根據以下五份協議（「現有協議」）提供服務：

(1) 港機工程及華民航空於二零零四年九月九日訂立的全責維護全套服務合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(2) 港機工程及華民航空於二零零四年九月九日訂立的外勤維修合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(3) 國泰航空及港機工程於二零零五年十一月十日訂立的港機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(4) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；及

(5) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程外勤維修協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函。

港機工程與華民航空之間的現有協議，即以上第 1 號的全責維護全套服務合約及第 2 號的外勤維修合約，將分別於二零一二年九月及二零零九年九月屆滿，而其他港機工程及廈門太古飛機工程與國泰航空的現有協議將於二零零七年十二月屆滿。

港機工程集團營業總額重大部分來自國泰航空集團。來自國泰航空的營業額於二零零四年及二零零五年分別佔集團營業總額的 46%及 36.7%。來自國泰航空及港龍航空的營業額於二零零六年佔集團營業總額的 41%。

2. 框架協議

2.1 條款及服務

港機工程及國泰航空訂立框架協議，由港機工程集團爲國泰航空集團提供服務，維修國泰航空集團的飛機，爲期十年至二零一六年十二月三十一日

是否公平合理，訂立框架協議是否在公司一般正常業務運作中進行，按一般商業條款達成，以及是否符合港機工程及股東的整體利益表達意見。

在達致我們的建議時，我們信賴由港機工程管理層提供的聲明、資料及陳述。我們假設通函所列載及提述由港機工程管理層提供且董事願意共同及個別對其負全責的一切聲明、資料及陳述於作出時在各重大方面均屬真實、準確及完整，且在通函日期時仍屬真實、準確及完整。

我們亦信賴與港機工程董事及管理層成員就通函所載的聲明、資料及陳述進行的討論。董事向我們表示，通函所提供及提述的資料，並無隱瞞或遺漏任何重要事實。董事進一步確認，在作出一切適當查詢後，及就其所知及所信，並無遺漏任何其他事實或陳述，足以使通函（包括本函件）所載的任何聲明在任何重大方面產生誤導。

我們認爲已審閱充分資料，足以達致審慎的意見，並證明信賴通函所載資料的準確性，作爲我們意見的合理依據。我們並不知悉亦無理由懷疑任何事實或情況足以令我們所獲提供的資料及陳述在任何重大方面變得失實、不準確或誤導，我們亦不懷疑通函所提供的資料遺漏或隱瞞任何重要事實。然而，我們並無就港機工程向我們提供的資料進行獨立核證，亦無對集團及其各自的聯繫人的業務及狀況進行深入調查。

主要考慮因素

在達致我們對框架協議、協議年期、現有協議項下的交易及年度上限的意見時，我們已考慮到以下的各項主要因素及理由：

1. 港機工程集團及國泰航空集團之間的歷史關係

港機工程集團是全球領先的航空工程集團之一，從事商用飛機及其部件的維修、改裝、修理及大修業務。港機工程以香港機場爲主要基地，爲大部分在香港機場營運的航空公司提供外勤維修服務。港機工程在香港的業務，包括在香港機場的機庫進行大型維修工程及在客貨運站進行外勤維修工程，在將軍澳進行部件大修工程，以及提供庫存技術管理服務。港機工程持有 56.6%股權的廈門太古飛機工程設於廈門，使用位於廈門高崎國際機場的四個各可容納兩架廣體飛機的機庫，主要提供波音及空中巴士機種的大規模維修服務，以及提供 B747-200/300/400 型客機轉貨機改裝計劃。目前，廈門太古飛機工程亦在北京、上海及廈門提供外勤維修服務。

國泰航空集團的主要業務是營運主要來往香港的定期航班服務，並經營其他相關服務，包括航空飲食服務、飛機處理及工程服務。國泰航空集團透過國泰航空、港龍航空（於二零零六年九月成爲國泰航空全資附屬公司）及國泰航空持有六成股權的華民航空營運其機隊。

以下為 ING Bank N.V.就交易致獨立董事委員會及獨立股東的意見函件全文，以供載入本通函。

ING
WHOLESALE BANKING

香港中環港景街國際金融中心一期 39 樓

致： 香港飛機工程有限公司
獨立董事委員會及獨立股東
香港金鐘道八十八號
太古廣場二座三十五樓

敬啓者：

持續關連交易
飛機維修

緒言

謹此提述我們獲委任為獨立財務顧問，就有關本函件第三節所列述的框架協議及年度上限（「年度上限」）向獨立董事委員會及獨立股東提供意見，有關詳情載於二零零七年六月五日的通函（「通函」）內，而本函件為其一部分。除文意另有所指外，通函的釋義適用於本函件。

董事於二零零七年五月二十一日宣佈，港機工程及國泰航空於二零零七年五月二十一日訂立框架協議，由港機工程集團為國泰航空集團提供服務，維修國泰航空集團的飛機，為期十年至二零一六年十二月三十一日止。

國泰航空持有港機工程已發行股本的 27.45%，故為港機工程的主要股東，按照上市規則，為港機工程的關連人士。由於就交易年度上限按年根據上市規則第 14.07 條定義的有關百分比率（盈利比率除外）的最高數值，將超逾 2.5%，因此公司須遵守上市規則第 14A.35 條有關公告、申報及獨立股東批准的規定。

ING Bank N.V. 獨立於港機工程或其任何主要股東、董事或行政總裁或其各自任何聯繫人，並與此等人士概無關連，因此符合資格向獨立董事委員會及獨立股東提供獨立意見。

我們並無參與港機工程就框架協議進行的磋商，亦無參與使董事決定訂立框架協議的籌算過程。我們並不以本函件擔保框架協議的好處，而只是基於上市規則第 14A 章的規定，就框架協議、協議年期、現有協議項下的交易及年度上限

各位獨立股東：

持續關連交易
飛機維修

謹此提述公司二零零七年六月五日的通函（「通函」），本函件爲其一部分。除文意另有所指外，通函的釋義適用於本函件。

我們獲委任成立獨立董事委員會，以研究框架協議、協議年期及交易（包括年度上限）的條款，以及據我們的見解，就各條款是否公平合理並符合公司及股東的整體利益，向獨立股東提供意見。ING Bank N.V.已獲委任向獨立董事委員會及獨立股東提供意見。

請參閱通函第五至九頁所載的董事局函件，裏面載有包括有關框架協議、協議年期及交易（包括年度上限）的資料，以及通函第十一至二十一頁所載由 ING Bank N.V.發出的函件，裏面載有該銀行給予的意見。

我們考慮過 ING Bank N.V.的意見後，認爲框架協議、協議年期及交易（包括年度上限）的條款乃屬公平合理，並符合公司及股東的整體利益。據此，我們建議獨立股東對特別股東大會上動議的普通決議案投贊成票。

獨立董事委員會
獨立非常務董事
羅安達
李德信
林光宇
梁國權
唐子樑

二零零七年六月五日

公司將遵守上市規則第 14A.37-41 條規定的持續責任，在二零一六年十二月三十一日以後或超逾年度上限或框架協議的條款有重大修訂時，將重新遵守有關的上市規則。

特別股東大會

第二十七至二十八頁載有召開特別股東大會的通知書，該特別股東大會將於二零零七年六月二十九日上午十一時正，假座香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行，屆時將向獨立股東動議決議案，以通過框架協議、協議年期及交易（包括年度上限）。獨立股東將於特別股東大會以投票方式進行表決。

於最後可行日期，國泰航空持有港機工程 27.45% 股權，而太古則持有國泰航空 39.92% 股權及港機工程 32.80% 股權。根據上市規則，國泰航空及太古及兩者的聯繫人將於特別股東大會上放棄表決有關通過框架協議、協議年期及交易（包括年度上限）的決議案。

根據上市規則，由於太古於最後可行日期持有國泰航空 39.92% 股權及港機工程 32.80% 股權，因此太古將於特別股東大會上放棄表決有關通過框架協議、協議年期及交易（包括年度上限）的決議案。

隨函附上供特別股東大會使用的委任代表表格。無論閣下能否出席特別股東大會，均請按照表格上印行的指示填妥該表格，並盡快於特別股東大會或其任何續會的指定舉行時間不少於四十八小時前交回表格。閣下將委任代表表格填妥並交回後，仍可親自出席特別股東大會或其任何續會，並可於表決時親自在會上投票，但在此情況下，該委任代表表格則被視為作廢。

建議

請參閱 (i) 本通函第十頁所載由獨立董事委員會發出的函件，裏面載有該委員會就交易給予獨立股東的建議；及 (ii) 本通函第十一至二十一頁所載由 ING Bank N.V.發出的函件，裏面載有該銀行給予獨立董事委員會及獨立股東的意見，以及其表達意見時所考慮到的主要因素及理由。

其他資料

此外，亦請參閱本通函附錄及本通函內特別股東大會通知書所載的資料。

承董事局命
香港飛機工程有限公司
主席
白紀圖

二零零七年六月五日

泰航空集團提供服務而預計應付的款額，以及就國泰航空集團機隊規模、每年飛機使用率及其他營運參數所提供的預測而釐定，並考慮到已確實訂購三十六架飛機，將由二零零七年至二零一零年間付運。此外，並已加入百分之三十的緩衝額，以便靈活應付服務水平因應增長而可能出現的改變，以及國泰航空集團飛機的定期維修及可能需要進行的非定期維修。董事局預計截至二零一六年十二月三十一日止的十年間，就飛機維修服務的應付款額，將不會超逾下列的年度上限，而該等年度上限歸納及取代過往就交易所設定的年度上限。

	2003	2004	2005	2006
(港幣百萬元)	實際	實際	實際	實際
服務	1,227	1,345	1,476	1,627

	2007	2008	2009	2010	2011
(港幣百萬元)	上限	上限	上限	上限	上限
服務	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(港幣百萬元)	上限	上限	上限	上限	上限
服務	4,832	5,315	5,846	6,431	7,075

交易的理由及好處

交易爲港機工程集團在正常業務運作中的正常商業活動之一部分，預計將爲港機工程集團的收益及溢利率帶來重大貢獻。在二零零六年，對國泰航空的營業額佔港機工程集團營業總額的 41%。

協議各方的關係

國泰航空持有港機工程已發行股本的 27.45%，故爲港機工程的主要股東，按照上市規則，爲港機工程的關連人士。

上市規則的遵守

由於就交易年度上限按年根據上市規則第 14.07 條定義的有關百分比率（盈利比率除外）的最高數值，將超逾 2.5%，因此公司須遵守上市規則第 14A.35 條有關公告、申報及獨立股東批准的規定。

獨立董事委員會現已組成，負責就通過框架協議、協議年期及交易（包括年度上限）的決議案向獨立股東提供意見。ING Bank N.V.已獲委聘爲獨立財務顧問，向獨立董事委員會及獨立股東提供意見。

公司將召開特別股東大會，以考慮並酌情通過框架協議、協議年期及交易（包括年度上限）。有關決議案將以投票方式表決，而國泰航空及其主要股東太古將放棄表決。

(2) 港機工程及華民航空於二零零四年九月九日訂立的外勤維修合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(3) 國泰航空及港機工程於二零零五年十一月十日訂立的港機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(4) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(5) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程外勤維修協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；及/或

(6) 國泰航空集團及港機工程集團之間就維修飛機、備件及部件不時訂立的任何進一步協議。

服務包括但不限於以下各項：

(1) 港機工程爲華民航空提供華民航空機隊全責維護全套服務，包括設立一個供華民航空租賃之旋轉部件及可修備件庫，以及爲存貨提供管理、後勤支援及維護服務；

(2) 港機工程於香港機場爲華民航空之機隊提供外勤維修服務，包括常規性維修檢查、非常規性維修、處理入境班機出現的技術問題、特別維修支援、停機坪服務、物料供應、工具供應、飛機放行及驗證，以及飛機地面支援；

(3) 港機工程爲國泰航空集團提供的服務：爲飛抵香港機場的飛機提供外勤維修服務；在香港機場提供基地維修服務；綜合倉儲及物流支援服務，包括收貨/檢查、倉儲、分配、進出口服務；物料供應；部件及航電大修服務；及工程服務；及/或

(4) 廈門太古飛機工程爲國泰航空集團提供的服務：倉儲設施、物料供應、在廈門提供基地維修服務、工程服務、爲飛抵廈門及國泰航空集團與廈門太古飛機工程不時協定的其他機場的飛機提供外勤維修服務。

年度上限

交易的年度上限乃參照在下列截至二零零六年十二月三十一日止的四年間交易的實際款額，港機工程集團在截至二零一六年十二月三十一日止的十年間爲國

(b) 載列 ING Bank N.V.致獨立董事委員會及獨立股東意見函件，以及獨立董事委員會根據 ING Bank N.V.所給予的意見而提出的建議及見解；及

(c) 向閣下發出特別股東大會通知書，該特別股東大會將考慮並酌情通過框架協議、協議年期及交易（包括年度上限）。

框架協議於二零零七年五月二十一日訂立

協議各方： (1) 港機工程
(2) 國泰航空

根據框架協議，港機工程集團爲國泰航空集團提供服務，維修國泰航空集團的飛機。

框架協議爲期十年至二零一六年十二月三十一日止。爲使港機工程集團能以合乎成本效益的方式維護所需的設施、部件及備件，以提供服務予國泰航空集團，有需要爲框架協議訂下十年的年期。由於框架協議的年期爲十年，因此 ING Bank N.V.已獲委任爲獨立財務顧問，就協議的年期作出評論，其意見載於本通函中的獨立財務顧問函件。框架協議涵蓋國泰航空集團及港機工程集團之間的有關協議，並且提供框架予有關協議的訂立、續期或延期。框架協議尤其提供國泰航空集團及港機工程集團之間有關協議的訂立、續期或延期，期限或連續期限於二零一六年十二月三十一日或之前屆滿。

框架協議的條款符合一般商業慣例。如協議一方有重大違約的行爲，則協議另一方可在通知協議對方後即時終止框架協議。一旦框架協議終止，協議各方的所有權利及義務將隨即終止，但在終止框架協議之前所產生的任何權利、責任或補救辦法則不受影響。

框架協議的條款（包括參照各類型飛機部件及所需技術標準而釐定的服務費用）乃根據行情市價商議後訂出，其條款乃正常商業條款。

國泰航空集團將於收到發票後三十天內，以現金支付予港機工程集團。

服務

服務乃根據以下有關協議提供：

(1) 港機工程及華民航空於二零零四年九月九日訂立的全責維護全套服務合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

香港飛機工程有限公司

（於香港註冊成立的有限公司）

常務董事
白紀圖（主席）
陳炳傑
彭勵志
馬海文
劉美璇
沙舒雅

非常務董事
郭鵬
簡柏基
何祖英
容漢新
湯彥麟
米高嘉道理爵士（唐子樑的代董事）

獨立非常務董事
羅安達
李德信
林光宇
梁國權
唐子樑

註冊辦事處：
香港
金鐘道八十八號
太古廣場二座
三十五樓

各位股東：

持續關連交易
飛機維修

緒言

謹此提述公司就與國泰航空於二零零七年五月二十一日訂立框架協議所進行的交易於二零零七年五月二十一日的公告。根據框架協議，由港機工程集團爲國泰航空集團提供服務，維修國泰航空集團的飛機，爲期十年至二零一六年十二月三十一日止。

本通函的目的如下：

(a) 爲閣下提供有關框架協議及交易的詳情，以及上市規則要求提供的其他資料；

十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(5) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程外勤維修協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；及/或

(6) 國泰航空集團及港機工程集團之間就維修飛機、備件及部件不時訂立的任何進一步協議。

服務	根據框架協議及/或有關協議，就飛機、備件及/或部件的維修服務。
證券及期貨條例	香港法例第 571 章證券及期貨條例。
股東	公司的股東。
聯交所	香港聯合交易所有限公司。
太古	太古股份有限公司，一家於香港註冊成立並於聯交所上市的公司。
廈門太古飛機工程	廈門太古飛機工程有限公司，爲港機工程的非全資附屬公司，於中國註冊成立，其主要業務爲提供商用飛機大修及維修服務。
太古起落架	廈門太古起落架維修服務有限公司，爲港機工程的非全資附屬公司，於中國註冊成立，其主要業務爲提供民用飛機起落架修理、大修及支援服務。
交易	港機工程集團根據框架協議及有關協議，向國泰航空集團提供服務。

香港機場	香港國際機場。
獨立董事委員會	董事局轄下的一個獨立委員會，成員羅安達、李德信、林光宇、梁國權及唐子樑，均爲獨立非常務董事。
獨立財務顧問	ING Bank N.V.
獨立股東	除國泰航空及太古及其聯繫人外的港機工程股東。
最後可行日期	二零零七年五月三十日，即本通函付印前確認其中若干資料的最後可行日期。
上市規則	聯交所證券上市規則。
外勤維修服務	包括過境及通宵維修服務以及達至 A 級的漸進維修檢查（包括瑕疵修補）等外勤維修服務，亦包括非技術性服務，如拖行飛機、維修供水/廁所服務、飛機外部清洗/塗臘及機艙清潔及地勤設備支援。
標準守則	上市規則附錄十，即上市公司董事進行證券交易的標準守則。
中國	中華人民共和國。
有關協議	以下協議的任何一份或全部：

(1) 港機工程及華民航空於二零零四年九月九日訂立的全責維護全套服務合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(2) 港機工程及華民航空於二零零四年九月九日訂立的外勤維修合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(3) 國泰航空及港機工程於二零零五年十一月十日訂立的港機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(4) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

華民航空	香港華民航空有限公司，為國泰航空的非全資附屬公司，其主要業務為經營貨運航班服務。
基地維修服務	全面的定期維修服務，如機身大規模檢查、主要結構及航電改裝、翻新、塗漆及貨機改裝。
部件及航電大修服務	為一系列飛機部件，如機械、液壓及航電設備等進行的部件及航電大修服務。
國泰航空	國泰航空有限公司，一家於香港註冊成立並於聯交所上市的公司，其主要業務為營運定期航班服務。國泰航空持有港機工程已發行股本的 27.45%。
國泰航空集團	國泰航空及其附屬公司，包括華民航空及港龍航空。
董事局	公司的董事局。
港龍航空	港龍航空有限公司，為國泰航空的全資附屬公司，其主要業務為營運定期航班服務。
特別股東大會	公司的特別股東大會。
工程服務	為外勤維修服務、基地維修服務和部件及航電大修服務而設的支援服務，包括飛機文件、技術數據交換及飛機內部產品維修，以及國泰航空集團與港機工程集團不時協定的其他支援服務。
框架協議	由國泰航空及港機工程於二零零七年五月二十一日訂立的框架協議，就港機工程集團為國泰航空集團按國泰航空集團及港機工程集團之間的有關協議及任何進一步協議提供服務。
港機工程或公司	香港飛機工程有限公司，一家於香港註冊成立並於聯交所上市的公司，其主要業務為提供商用飛機大修及維修服務。
港機工程集團或集團	港機工程及其附屬公司，包括廈門太古飛機工程及太古起落架。

此乃要件　請即處理

閣下如對本通函任何方面或對所要採取的行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的香港飛機工程有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

香港飛機工程有限公司

（於香港註冊成立的有限公司）

（股票代號：44）

持續關連交易：飛機維修

獨立財務顧問：ING Bank N.V.

HAECO

由獨立董事委員會發出並載有其給予獨立股東意見的函件載於本通函第十頁。由獨立財務顧問 ING Bank N.V.發出並載有其給予獨立董事委員會及獨立股東意見的函件，載於本通函第十一至二十一頁。

召開特別股東大會的通知書載於本通函第二十七至二十八頁，該特別股東大會將於二零零七年六月二十九日上午十一時正，假座香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行。無論閣下能否出席特別股東大會，均請按照隨附的委任代表表格上印行的指示填妥該表格，並盡快於特別股東大會或其任何續會的指定舉行時間不少於四十八小時前交回公司的股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十八樓。閣下將委任代表表格填妥並交回後，仍可親自出席特別股東大會或其任何續會，並可於表決時親自在會上投票，但在此情況下，該委任代表表格則被視為作廢。

二零零七年六月五日

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

FORM OF PROXY for use at the **Extraordinary General Meeting**

I/We ____

of ____

being a Member/Members of Hong Kong Aircraft Engineering Company Limited, hereby appoint CHRISTOPHER DALE PRATT of Hong Kong or failing him CHAN PING KIT of Hong Kong or failing him Chairman of the Meeting or (see Note 1) ______________________

of ____

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Friday, 29th June 2007 at 11:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof on the undermentioned resolution as indicated:

	For (see Note 2)	Against (see Note 2)
Ordinary Resolution		

Number of ordinary shares to which this proxy relates (see Note 3)

Signature ______________________

Dated ______________________ 2007

Notes:

1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with " √ " in the appropriate space opposite the resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to the resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the extraordinary general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.
8. The vote at the Extraordinary General Meeting will be taken by poll.

香港飛機工程有限公司

（於香港註冊成立的有限公司）

（股票代號: 44 ）

特別股東大會委任代表表格

本人/吾等____

地址爲____

乃香港飛機工程有限公司之股東，茲委任白紀圖，如其不能出任，或陳炳傑(彼等皆爲香港居民)，如其不能出任，或大會主席，或(附註 1)________________

地址爲____

爲本人/吾等之代表，代表本人/吾等出席於 2007 年 6 月 29 日(星期五)上午 11 時正在香港金鐘道 88 號太古廣場一座 5 樓太古廣場會議中心舉行之本公司特別股東大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成(附註 2)	反對(附註 2)
普通決議案		

與本委任代表表格有關之普通股數目(附註 3)

簽名: ________________________

日期: 2007 年______月______日

附註：

1. 如台端擬委任其他人士爲代表(代表毋須爲本公司股東)，則請將上文所列之名字刪除，並在空格中塡寫所欲委任之人士之姓名及地址。
2. 請在決議案旁之空格以「√」表明台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有表明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可自行酌情就於大會上提出之任何其他事項(包括對決議案之修訂)投票或放棄投票。
3. 請在已備之欄內塡上與本委任代表表格有關之普通股數目。如塡上數目，此委任代表表格將被視爲僅與該等股份有關。否則，本表格將被視爲與以台端名義（無論個人或與其他人士聯名）登記之全部本公司普通股有關。
4. 如屬聯名股東，此表格應由於股東名冊上名列首位者簽署。
5. 如爲一間公司，則須在此表格上加蓋公章，或由經正式授權之該公司行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間之前最少 48 小時送達香港皇后大道東 183 號合和中心 18 樓本公司之股份登記處香港中央證券登記有限公司，方爲有效。
7. 無論台端是否擬出席股東週年大會，均請塡寫委任代表表格。台端將委任代表表格塡妥並交回本公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，而在此情況下，此委任代表表格則作廢。
8. 特別股東大會將以投票方式表決。

END